Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Form S-1 Registration Statement of Jones Soda Co. of our report dated March 31, 2025, with respect to the consolidated balance sheet of Jones Soda Co. as of December 31, 2024, the related consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows for the year ended December 31, 2024, and the related notes, before the effects of the retrospective adjustments and revisions described in Note 2, which have been subjected to audit procedures by the successor auditor whose report appears in the amendment to the year ended December 31, 2025 annual report on Form 10-K/A of Jones Soda Co. We also consent to the reference to our firm under the heading “Experts” in this Registration Statement.

/s/ Berkowitz Pollack Brant Advisors + CPAs

Miami, Florida

August 6, 2026